                         GENERAC PORTABLE PRODUCTS, INC.
                                 ONE GENERAC WAY
                                  P.O. BOX 239
                           JEFFERSON, WISCONSIN 53549



                                 April 12, 2001

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:        Russell Mancuso and Geoffrey
                  Edwards
                  Facsimile no.:  (202) 942- 9585

         Re:      Generac Portable Products, Inc.
                  Registration Statement on Form S-1
                  File No.  333-79071
                  Form RW -- Application for Withdrawal

Dear Mr. Mancuso:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Generac Portable Products, Inc., a Delaware corporation (the "REGISTRANT"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-79071, together with all exhibits and amendments thereto (the "REGISTRATION STATEMENT"). The Registration Statement was originally filed with the Securities and Exchange Commission on May 21, 1999.

         The Registrant is withdrawing the Registration Statement because it does not intend to pursue the initial public offering of common stock of the Registrant contemplated by the Registration Statement at this time. No securities have been offered or sold, or will be offered or sold, under the Registration Statement and all activity in pursuit of the initial public offering has been discontinued.

         Please send a facsimile copy of the order consenting to the withdrawal of the Registration Statement to Mark Zvonkovic, Esq. of King & Spalding, counsel to the Registrant, at (212) 556-2222 as soon as it is available.

         Should you have any questions regarding this matter, please contact the undersigned at (920) 674-1760 or Mark Zvonkovic at King & Spalding at (212) 556-2250.

United States Securities and Exchange Commission
April 12, 2001
Page 2








                                               Very truly yours,

                                               GENERAC PORTABLE PRODUCTS, INC.




                                               By: /s/ Eric R. Wilkinson
                                                   -----------------------------
                                                   Eric R. Wilkinson
                                                   President


cc:        Dorrance J. Noonan, Jr.
           Mark Zvonkovic, Esq.
           Alan Dean, Esq.